SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

         Mexico City, November 19, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*, LATIBEX: XEKT), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today that its Board of Directors approved the appointment of a new independent auditing firm.

         After more than 20 years of continuous service by PricewaterhouseCoopers’ Mexico City office, the Company’s Auditing Committee considered it appropriate, in light of recent developments in international corporate governance that encourage periodic rotation of independent auditing firms of public companies, to review the need for a change in the Company’s independent auditors. After a thorough survey and analysis of the Company’s alternatives, the Auditing Committee unanimously proposed to the Board of Directors that Castillo Miranda y Compañía, S.C., a member of Horwath International, be appointed to replace PricewaterhouseCoopers as independent auditors of Grupo Elektra and its subsidiaries beginning with fiscal year 2004.

         The Auditing Committee and Board of Directors expect that the appointment of Castillo Miranda will result in a healthy change in the Company’s auditing practices, among other benefits. The Company notes that Castillo Miranda is based in Mexico and has a presence in all the countries in Latin America where Grupo Elektra operates. In addition, Castillo Miranda is registered with the U.S. Public Company Accounting Oversight Board.

         Grupo Elektra and its Board of Directors wish to thank PricewaterhouseCoopers, especially Javier Soní, its head partner in Mexico, for the invaluable services that they have provided to the Company over the past 20 years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.